FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of May 2003

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2003   KERZNER INTERNATIONAL LIMITED

By:	/s/John R. Allison
Name:	John R. Allison
Title:	Executive Vice President Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Press Release on May 27, 2003 Kerzner Signs New Heads of Agreement With the Bahamas for $600 Million Expansion On Paradise Island Phase III of Atlantis Would Leverage Investment in Infrastructure From Phase II Expansion Completed in 1998 Expansion Would Increase Room Count to Over 3,500 Rooms On Paradise Island and Significantly Add to Existing Water-themed Attractions
99(2)	Heads of Agreement dated as of May 26, 2003 between The Government of the Commonwealth of The Bahamas and Kerzner International Limited

Exhibit 99(1)



FROM: Kerzner International Limited
              The Bahamas
              Contact: John Allison
              Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER SIGNS NEW HEADS OF AGREEMENT WITH THE BAHAMAS FOR $600 MILLION EXPANSION ON PARADISE ISLAND

PHASE III OF ATLANTIS WOULD LEVERAGE INVESTMENT IN INFRASTRUCTURE FROM PHASE II EXPANSION COMPLETED IN 1998

EXPANSION WOULD INCREASE ROOM COUNT TO OVER 3,500 ROOMS ON PARADISE ISLAND AND SIGNIFICANTLY ADD TO EXISTING WATER-THEMED ATTRACTIONS

PARADISE ISLAND, The Bahamas, May 27, 2003 – Kerzner International Limited (NYSE: KZL) (the "Company") today announced that it has reached a new Heads of Agreement with the Government of The Bahamas ("Government") with respect to a $600 million expansion to its flagship resort, Atlantis, Paradise Island, that would increase the Company's total investment to $1.7 billion.

The expansion would include the following components:

- 1,200 new rooms to be situated at Pirate's Cove that is adjacent to one of the best available beach sites in the Caribbean;

- A significant expansion to Atlantis' existing water-themed attractions including, subject to environmental approvals, a new dolphin encounter attraction that is ideally suited for the world's largest man-made marine habitat;

- Four new restaurants and over 20,000 square feet of retail space around the Atlantis Marina ("Marina Village") that will be a must-see destination for all tourists to The Bahamas;

- The addition of three new luxurious villas ("Ocean Club Villas") to the *One&Only* Ocean Club, that will enhance its award winning reputation as one of the best luxury resort hotels in the world;

- An expansion that will add approximately 120 two-bedroom suites to Harborside at Atlantis ("Harborside"), a timeshare project that lies adjacent to Atlantis;

- At least 50,000 square feet of new convention and meeting space that is expected to benefit from agreements that are anticipated to be negotiated between The Bahamas and the United States that will permit companies in the United States to obtain a federal tax deduction from expenses incurred in connection with conventions in The Bahamas;

- The right to develop, upon environmental approval, a new 18-hole golf course on Athol Island, which lies just east of Paradise Island, in partnership with Government;

This investment will take place in two phases. The first phase of approximately $100 million will commence in the second half of 2003, with all elements of such phase expected to be completed by the end of 2005. Construction on the second phase, that will include the 1,200-room hotel and expansion of the water-themed attractions, is expected to commence by the end of 2004, with completion by Christmas 2006.

"We are very excited about this next stage of Atlantis's development and growth," said Sol Kerzner, Chairman and Chief Executive Officer of Kerzner International. "This is an ambitious project and we are convinced that to remain successful we must continue to add new and exciting attractions. We believe that success is built upon keeping our product at the leading edge of the resort industry, delivering world-class service and continuing to promote the resort with an aggressive and innovative marketing plan. We have also operated Atlantis successfully during some trying times. Last year, while most others in our industry were suffering, we were able to maintain our room rates and occupancies."

Butch Kerzner, President of Kerzner International commented, "Atlantis has shown remarkable resilience during a difficult travel market. While many other resorts and hotels have experienced a difficult period, our Paradise Island operations have gone from strength to strength. During 2002, our Paradise Island business achieved some very significant milestones that included surpassing the $500 million gross revenue threshold for the first time. Our Paradise Island operations achieved record EBITDA in 2002, posting increases of 11% and 20% ahead of levels achieved during 2000 and 2001, respectively. The robustness of the business lies in the uniqueness of our product offering, strength of the Atlantis brand, and diversity of revenue streams. This new phase of expansion will leverage off all our work and investment over the last ten years and will add outstanding new attractions, keeping the destination new and exciting."

Demand patterns have been strong for Atlantis. In the first quarter of 2003, the Company managed to maintain revenue per available room (RevPAR) with the same period last year, despite a weaker travel market arising from the effects of the war in Iraq. In the first quarter of 2003, Atlantis achieved a RevPAR of $239 as compared to $240 in the same period last year. In 2002, Atlantis achieved a RevPAR of $198 as compared to $194 and $201 in 2001 and 2000, respectively.

"Booking patterns have now returned to normal levels following the end of this war," said Butch Kerzner. "The Company currently anticipates maintaining a flat RevPAR in the second quarter of 2003. This proposed expansion will position Atlantis well when demand patterns in the travel industry improve."

As part of the new Heads of Agreement and consistent with its commitments to the Bahamian public, Government has provided certain undertakings that include efforts to improve Nassau International Airport and the roadway systems. Further, it will operate fire and ambulance facilities on Paradise Island; and, on an as needed basis, expand the facilities at The Bahamas Electricity Corporation and The Bahamas Telecommunications Corporation. The agreement with Government also provides for various investment incentives including:

- An extension of the casino tax concessions that the Company presently enjoys, that includes extending certain concessions for a period of eleven years from the completion of the expansion;

- An extension by twenty years of the moratorium on new casino licenses on Paradise Island and New Providence from the completion of the expansion;

- Exemptions from certain import duties on construction materials;

- Continued co-operative marketing contributions.

As part of the Heads of Agreement, the Company has also provided certain undertakings that include skills training, community development programs, and to the extent possible, a local stock ownership program for Bahamians.

Construction of Marina Village and Ocean Club Villas will commence by the end of this year with an expected completion by the end of 2004. The Harborside expansion will commence by early 2004 and is expected to be completed by 2005. These projects are expected to cost approximately $100 million. The largest portion of the expansion, of approximately $500 million, covering the new 1,200-room hotel, increase in the existing water based attractions, additional convention space and new golf course is expected to commence in late 2004 and be completed by Christmas 2006. The Company currently anticipates funding this development through free cash flow and existing debt capacity.

Butch Kerzner continued, "We have a very strong balance sheet. While many in our industry are highly leveraged, we have been disciplined in using our free cash flow to repay debt. We now have the financial strength and capacity to move forward with an undertaking the size of Phase III."

Sol Kerzner added, "This expansion project will bring our investment in The Bahamas to $1.7 billion, which reflects our continued confidence in the Government of The Bahamas and our commitment to the hard-working people of this country. I am quite pleased to announce that this project is expected to add at least 2,000 jobs for Bahamians at our properties and will bring many visitors to The Bahamas."

The Company will hold a conference call on May 27, 2003 at 4:00 p.m., EST to discuss this announcement. This call will be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) and 706.679.0864 (international). A replay of the conference call will be available beginning May 27, 2003 at 7:00 p.m. EST and ending on May 30, 2003. The replay numbers are 800.642.1687 (US/Canada) and 706.645.9291 (international) using the following Pin Number: 14697.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company's flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The Company also developed and receives certain income from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In its luxury resort hotel business, the Company operates luxury resorts primarily under the *One&Only* brand. The Company manages nine resort hotels in The Bahamas, Mauritius, Dubai, the Maldives and Mexico and has entered into an agreement to develop and manage a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company's public filings with the Securities Exchange Commission.

Investor inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.

Media inquiries should be directed to Josh Hochberg, Vistance Group LLC at 212.935.2269.

###

Exhibit 99(2)

COMMONWEALTH OF THE BAHAMAS
New Providence

DATED the 26th day of May, 2003

B E T W E E N : -

THE GOVERNMENT OF THE
COMMONWEALTH OF THE BAHAMAS

a n d

KERZNER INTERNATIONAL LIMITED

HEADS OF AGREEMENT

COMMONWEALTH OF THE BAHAMAS

New Providence

THESE HEADS OF AGREEMENT are made the 26th day of May, 2003.

BETWEEN :

(1)   **THE GOVERNMENT OF THE COMMONWEALTH OF THE BAHAMAS** represented herein by, WENDELL MAJOR, Secretary of the National Economic Council, (hereinafter called "the Government") and;

(2)   **KERZNER INTERNATIONAL LIMITED** a company incorporated under the laws of and having its registered office in the Commonwealth of The Bahamas, to include its relevant subsidiaries and affiliates at every tier, represented herein by SOLOMON KERZNER, Chairman and Chief Executive (hereinafter called "Kerzner").

<u>RECITALS</u>

WHEREAS : -

A.   Kerzner, through its subsidiaries or affiliates, jointly with others or on its own, owns and operates properties on Paradise Island including the Atlantis Resort, the Ocean Club and the Ocean Club Golf Course, Harborside at Atlantis and certain undeveloped land ("the Paradise Island Properties");

B.   The parties hereto entered into a Heads of Agreement dated 18th August, 1993, as supplemented and amended by Heads of Agreement dated 13th December, 1995 ("the 1995 Heads of Agreement") and 28th November, 1997 (together "the Prior Heads of Agreement"), in respect of the development of the first two phases of Kerzner's development program on Paradise Island ("Phase I" and "Phase II");

C.   Phases I and II being completed, Kerzner is about to commence the third phase of development ("Phase III") as more particularly defined in paragraphs 1.1 and 1.2 hereof;



D.   The Government has approved in principle the works and investments by Kerzner comprised in Phase III and in consideration thereof has agreed to certain incentives and concessions upon the terms and conditions hereinafter contained.

NOW THESE HEADS OF AGREEMENT WITNESSETH in consideration of the premises as follows:-

1.   OBLIGATIONS OF KERZNER

1.1   Subject to the matters contained or referred to in paragraph 11 hereof, and subject to the Government complying with its obligations hereunder, Kerzner hereby agrees to spend a minimum of US$600 million directly towards the development and construction of Phase III to include the following:

1.1.2   To construct a new hotel comprising a minimum of 1,000 rooms to be located on a site comprising the former Pirates' Cove and Paradise Paradise hotel sites and expand existing convention facilities by at least 50,000 square feet ("the New Hotel and Facilities");

1.1.3   To construct 3 luxury villas at the Ocean Club ("the Ocean Club Villas");

1.1.4   To construct approximately 20,000 square feet of restaurant and retail facilities on a 7-acre site adjacent to the Atlantis Marina, including new resort restaurant and bar facilities to be operated by Kerzner ("Marina Village"). The retail facilities shall be operated by Bahamians with the exception of the resort logo store which shall be operated by Kerzner;

1.1.5   Expansion of the water-based attractions of Atlantis, including a new dolphin swim attraction ("the Expanded Attractions"). Kerzner shall meet the reasonable protocols and requirements of the relevant Government agencies, including the Ministry of Agriculture, Fisheries and Local Government, the Ministry of Health and the BEST Commission, and give proper consideration to the concerns of the Bahamas National Trust, particularly with respect to the establishment of a dolphin swim attraction;

1.1.6   To construct and provide for the initial equipping of a Fire and Ambulance Station on land owned by Kerzner, to be operated and maintained by the



Government under a 99-year lease at a peppercorn rent, pursuant to paragraph 9.5 hereof ("the Fire and Ambulance Station");

1.1.7   To develop a golf course pursuant to paragraph 12 hereof ("the New Golf Course");

1.1.8   To expand the existing Potable Water Production and Treatment Plant and any other private (as opposed to public utility) infrastructure upgrades or expansions necessary to accommodate the other aspects of Phase III ("the Utilities and Infrastructure Expansion"); and

1.1.9   To construct an expansion of Harborside at Atlantis by the addition of approximately 120 2-bedroom units on adjacent land alongside Nassau Harbour ("Harborside Phase II").

1.2   Phase III is divided into two parts. Phase III-A shall comprise the Ocean Club Villas, Marina Village, the Fire and Ambulance Station and Harborside Phase II. Phase III-B shall comprise the New Hotel and Facilities, the New Golf Course, the Expanded Attractions and the Utilities and Infrastructure Expansion. Kerzner undertakes to commence construction of Phase III-A and Phase III-B as follows:

1.2.1   Construction shall commence on aspects of Phase III-A by 31st December, 2003 and the balance by 30th June, 2004, with an anticipated substantial completion date of all aspects of Phase III-A by 31st December, 2005,

1.2.2   Subject to the matters contained or referred to in paragraph 11 hereof, Phase III-B construction shall commence by 31st December of 2004. It is expected that the construction period for Phase III-B shall not exceed 36 months.

1.2.3   Kerzner may, in its discretion, move aspects from Phase III-B to Phase III-A without prejudice to the application of the matters contained or referred to in paragraph 11 hereof with respect to Kerzner's decision to proceed with the remaining aspects of Phase III-B.

1.3   For the purposes of these Heads of Agreement, the following terms shall be assigned the meanings below:

1.3.1   "subsidiaries" or "affiliates" shall include, as to a party, any corporation or other entity or person controlled by, under common control with, or which controls, directly or indirectly, such party, or of which such party is, directly or indirectly, at least a 50% owner.

1.3.2 "commencement of construction" when applied to either Phase III-A or Phase III-B, shall mean the date upon which the first site works are commenced with respect to any aspect of Phase III-A or Phase III-B respectively.

1.3.3 "substantial completion of Phase III" shall mean the date upon which the New Hotel and Facilities open for business, or, in the event that Kerzner serves a Phase III-B Notice in accordance with paragraph 11 hereof, the later of the Phase III-B Determination Date or the date upon which the final aspect of Phase III that is constructed opens for business.

1.4 Kerzner agrees in the development of Phase III to abide by the following:

1.4.1 Assuming completion of all aspects of both Phase III-A and Phase III-B, to create a minimum of 2,000 additional permanent jobs for Bahamians;

1.4.2 To utilize Bahamian materials and services, subject to competitive terms, price, delivery, efficiency and quality consistent with a first class resort, to international standards. Also, accepting that the scale and complexity of the proposed construction will require the involvement of major international construction companies and sub-contractors, and having regard to standards of efficiency and quality of a first class resort, Kerzner undertakes to use its best efforts to ensure that meaningful joint venture arrangements are made, where possible and appropriate, with qualified and suitable Bahamian companies.

1.5 Subject to Kerzner proceeding with Phase III-B, and in consideration of the Government's approval for Kerzner's expansion of its existing Potable Water Production and Treatment Plant, Kerzner undertakes to buy from the Water and Sewerage Corporation a minimum of $1.6 million worth of water per annum, at a per unit cost not to exceed the per unit cost to Kerzner of producing the same quantity of water at its facility ("the Annual Quota"), subject to the supply of water meeting Kerzner's quality requirements, which shall be no more onerous than those applied to Kerzner's own water production facility. Kerzner's undertaking to buy water from the Water and Sewerage Corporation shall be from the date the New Hotel and Facilities open for business, and continue for the period of 11 years from the Relevant Date, as hereinafter defined. Kerzner may use its Annual Quota as and when its usage requirements demand during the 12-month period, and shall be billed accordingly. In the event that there are days that Kerzner's request for water supply cannot be fulfilled due to an inability to meet Kerzner's quality and/or quantity requirements, Kerzner's Annual Quota shall be reduced accordingly.

2.   CASINO MANAGEMENT

Subject to continuing compliance with the requirements of the Gaming Board of The Bahamas and the terms of the Casino Management Agreement as varied by the terms of this Agreement, or, in the case of variations made by the terms of Prior Heads of Agreement, as confirmed by this Agreement, the Government agrees as follows:

2.1   To cause the existing Casino Management Agreement ("the Casino Management Agreement") between Paradise Enterprises Limited ("the Licencee") and the Hotel Corporation of The Bahamas ("HCB") with respect to the Atlantis Casino together with any extension or expansion, thereof ("the Casino ") to be extended to expire Twenty (20) years from the earlier of 31st December, 2007 or the date of substantial completion of Phase III ("the Relevant Date").

2.2   To support the annual renewal of the existing Casino Management Licence ("the Licence") with respect to the Casino to cover the period of the Casino Management Agreement;

2.3   Except for obligation to support the proposal for the operation of a slot casino at the Radisson Resort on Cable Beach and the obligation to facilitate the grant of a licence to the operators of the hotel situated on the Southwestern end of New Providence, presently known as the South Ocean Golf and Beach Resort, to the extent that such obligations still exist, no new casino licences shall be granted with respect to gaming operations in New Providence or Paradise Island for a period expiring Twenty (20) years after the Relevant Date.

3.   CASINO MANAGEMENT FEES

Upon commencement of construction of Phase III-A and for a period of 20 years from the Relevant Date, the Government shall cause the terms as to annual payments in respect of Casino Tax and Casino Management Fees in respect of the Casino to be as follows:

3.1   Schedule:

      3.1.1   "Annual Licence Fee" of $100,000.00 per thousand square feet of floor space of the Casino;

      3.1.2   "Minimum Win Tax" of $4.3 million on gaming winnings up to $20 million;

      3.1.3   "Win Tax" of 10.0% of gaming winnings in excess of $20 million.

3.2   From the commencement of construction of Phase III-A, and for a period of 11 years from the Relevant Date, the Government will permit to be deducted from the sums payable under 3.1 above:

      3.2.1 $5 million from the amount of the Annual Licence Fee;

      3.2.2   50% of the annual gaming Win Tax in excess of $20 million.

3.3   The deduction allowed by paragraph 3.2.2 hereof shall cease to apply with respect to gaming winnings exceeding $175 million in any year up to and including the year 2010, and $200 million in each successive year.

3.4   In the event that the amount of, or formula for computing the fees, taxes and/or annual payments required to be made by Kerzner to the Government, or any of its agencies, in the management or operation of the Casino is changed during the period starting from the date of this Agreement and ending on the date 20 years from the Relevant Date, the aggregate amount of such payments shall not exceed the amount payable under this Agreement. For the avoidance of doubt, the 'fees, taxes and/or annual payments' to which this paragraph applies shall not include levies not specific to the management or operation of a casino, such as payments made with respect to National Insurance.

3.5   Kerzner shall be permitted to continue to operate the Casino following the expiration of the term extended by paragraph 2.1 hereof. At no time shall Kerzner be treated on terms less favourable than those applied to other managers or operators of casinos in New Providence or Paradise Island with respect to casino fees and casino taxes, or, in the event that there are no other casinos operated in New Providence or Paradise Island, on terms less favourable than those applied to the manager or operator of the next largest casino in The Bahamas.



3.6   Pending the coming into effect of the incentives granted by paragraphs 3.1 or 3.2 hereof, the provisions of paragraph 3 of the 1995 Heads of Agreement shall be in effect.

4.   **HOTELS ENCOURAGEMENT ACT AND OTHER LEGISLATION**

4.1   The proposed development comprising Phase III (other than Harborside II which is separately dealt with in paragraph 5 hereof) shall be eligible for exemption from customs duty in respect of all materials necessary for the construction, equipping, furnishing and completing the development of Phase III pursuant to the Hotels Encouragement Act, Ch 289 ("HEA"), and other existing legislation, and shall be treated as a 'New Hotel' for the purposes of concessions under the HEA. The items subject to such relief shall specifically include construction materials, bunker oil and diesel, furniture, fixtures, casino games and equipment, and other equipment required for construction and equipping of all aspects of the Phase III development, consistent with the practices followed with respect to the Phase II development. Similar exemption shall be given for the fire truck, ambulance and other items of equipment for the initial equipping of the Fire and Ambulance Station,.

4.2   All construction plant and vehicles necessary for the Phase III development may be imported into and exported from The Bahamas free of customs duties, on a pre-approved basis. Such approvals will be restricted to specialized and/or heavy vehicles and equipment, and shall be consistent with the practices followed in Phase II, including with respect to the requirement of a bond.

4.3   The New Hotel and Facilities, the New Golf Course, Ocean Club Villas, Marina Village, the Expanded Attractions, the Fire and Ambulance Station and the Utilities and Infrastructure Expansion shall be exempted from payment of Real Property Tax for a period of Ten (10) years from the date of the opening for business of each such aspect of Phase III, and subject to the maximum levy provided for by HEA for a further period of Ten (10) years.

4.4   No Stamp Duty shall be payable by Kerzner in respect of the materials, equipment and furnishings referred to in paragraphs 4.1 and 4.2 hereof consistent with the practices followed with respect to the Phase II development.

5.   HARBORSIDE PHASE II CONCESSIONS

It is agreed as follows:

5.1   The proposed development comprising Harborside Phase II be exempted from customs duties substantially equivalent to those to be provided in respect of the other aspects of Phase III, with the exception that it is understood that stoves, refrigerators and kitchen appliances would not be eligible for duty exemptions.

5.2   The Government is in the process of reviewing The Bahamas Vacation Plan and Time-sharing Act. Kerzner shall be entitled to receive any additional benefits that may become available to developers of timeshare resorts in The Bahamas.

6.   SKILLS TRAINING FOR BAHAMIANS AND ENGAGEMENT OF NON-BAHAMIAN PERSONNEL

It is agreed that Kerzner will maximize the employment of Bahamians in all stages of the Phase III development and, arising out of the Phase III development, will reasonably promote entrepreneurial opportunities for Bahamians. The Government recognizes that the timely completion of Phase III on a highly accelerated schedule, and the successful operation of the completed Phase III to the highest international standards will necessitate the employment of non-Bahamians. It is agreed as follows:

6.1   For the construction periods of Phase III, Kerzner agrees to publicise and offer both employment opportunities and equal opportunities for qualified Bahamian contractors to participate in the bidding process for Phase III, and to promote appropriate joint ventures between non-Bahamian and Bahamian contractors. The Government, relying on the good faith efforts of Kerzner to maximize the employment of Bahamians, undertakes to facilitate the grant of work permits and business licences, and other necessary Government or Government agency approvals on a specified and highly accelerated basis, consistent with practices followed in Phase II, in respect of such non-Bahamian personnel and contractors as Kerzner shall require.

6.2   Kerzner shall use best efforts to collaborate with The Bahamas Technical and Vocational Institute, or any other agency similar in purpose designated by the Government during the course of the development of Phase III.

6.3   In recognition of the need in the management and operation of the Paradise Island Properties for employees with special skills or experience, Kerzner will be granted

Twenty-five (25) new, work permits for non-Bahamian employees based in The Bahamas on the same highly accelerated basis as in paragraph 6.1 above.

6.4   Kerzner shall continue to maximize the employment of Bahamian musicians and entertainers and use reasonable efforts to acquire and display Bahamian artwork at the Paradise Island Properties.

6.5   Kerzner will continue with and further develop its training programmes, for the purpose of qualifying more Bahamians for employment in the operation and management of the Paradise Island Properties, and collaborate with the School of Hospitality of the College of The Bahamas in curriculum development and training.

7.   PHASE III PERMISSIONS

In order to minimize the disruption of normal resort operations which will necessarily result during the construction period of Phase III, the parties recognize that timing is critical, not only as to commencement and timely completion of the construction works, but also as to the scheduling of such works around high tourism seasons, and agree that the Government will use its best endeavours to facilitate the grant of all necessary permissions and approvals, consistent with the practices followed with respect to the Phase II development, so as to allow Phase III to commence and proceed to completion on an accelerated schedule. In the event that Kerzner experiences undue delays or failure by Customs, Exchange Control or other relevant Governmental agency in the grant of permissions or approvals, Kerzner shall notify the Government in writing of such delays and the Government shall take appropriate action to expedite the issuance of such delayed permissions or approvals.

8.   JOINT MARKETING

As of the 31st December, 2002, being the expiration date of the existing joint marketing agreement, a new agreement shall take effect upon the following terms:

8.1   During the 5 year period commencing on the 1st January, 2003 the Government shall contribute up to $4 million per annum towards the costs and expenses of the marketing activities of Kerzner as set forth or referred to in paragraph 8.2 below, on a basis to be matched dollar for dollar by Kerzner.

8.2   The costs and expenses to which the contributions referred to in paragraph 8.1 above shall apply are the direct costs (excluding the cost of salaries paid to employees of Kerzner or its subsidiaries) relating to (i) the staging of approved marketing events, (ii)



marketing and public relations activities and (iii) the production and placement of advertisements in all media including, but not limited to, television, radio and print, to promote the destination and the Paradise Island Properties including Phase III.

9.   INFRASTRUCTURE IMPROVEMENTS

The Government, for the benefit of the Bahamian public and recognizing the requirements of a world-class tourism destination, will pursue improvements to the infrastructure of New Providence and Paradise Island, in particular, as follows:

9.1   The Government will continue to address the improvement of the road networks on New Providence, including the access to and from Nassau International Airport and Paradise Island.

9.2   The Government will address needed and substantial improvement of the Nassau International Airport facility.

9.3   Any necessary expansion of the facilities of BEC in order to meet the requirements of the completed Phase III shall be undertaken by and at the expense of BEC, in particular the construction and equipping of a new 15MW Transformer Substation on Paradise Island, together with all other supporting infrastructure necessary to support secure electricity supplies to the Paradise Island Properties and Phase III, without need for unusual load-shedding or other interruption in electricity supply to the Paradise Island Properties and Phase III.

9.4   The Government will undertake any necessary expansion of the facilities of The Bahamas Telecommunications Company in order to meet the requirements of Phase III prior to the opening of the relevant aspect of Phase III.

9.5   The Government shall operate and maintain the Fire and Ambulance Station.

10.   UNITED STATES TAX DEDUCTIONS

The Government will continue to pursue negotiations with the United States with a view to qualifying The Bahamas as an eligible country allowing the costs of holding business conventions in the country as deductions on United States taxes on terms comparable to those applicable to other jurisdictions.



11. PHASE III-B AND REDUCTION OF INCENTIVES

The parties agree as follows:

11.1   If Kerzner determines on or before 31st December, 2004 ("the Phase III-B Determination Date") not to proceed with some or all of the aspects of Phase III-B, Kerzner shall notify the Government by way of a notice in writing addressed to the Secretary of the National Economic Council, with a copy to the Permanent Secretary to the Ministry of Financial Services and Investments (or such other addresses as the Government shall notify to Kerzner in writing), listing those aspects of Phase III-B not to be constructed ("a Phase III-B Notice").

11.2   Upon service of a Phase III-B Notice, and provided that the Government and its agencies have complied with all of their obligations hereunder, the incremental value of the incentives granted by paragraph 3.2 hereof as compared to the value of the incentives granted pursuant to paragraph 3.2 of the 1995 Heads of Agreement shall be reduced as of the date of the Phase III-B Notice by the Relevant Percentage. The 'Relevant Percentage' shall be 100% minus the amount of dollars actually invested in or committed to Phase III expressed as a percentage of $600 million, being the total investment contemplated herein. The incentives and agreements contained or referred to herein shall otherwise remain in full force and effect.

12. GOLF COURSE

12.1   Recognizing the need for another golf facility within close proximity to Paradise Island, the Government agrees, subject to the environmental matters referred to in paragraph 13 hereof, to facilitate the grant of all necessary permissions to allow the development of Athol Island into a new 18-hole golf facility. In developing the golf course, the parties will have regard to environmental considerations, including the possibility of developing a links-style golf course. Further in this regard, the parties will meet the reasonable protocols and requirements of the relevant Government Agencies including the Ministries of Agriculture, Fisheries and Local Government, the Ministry of Health and the BEST Commission, and give proper consideration to the concerns of The Bahamas National Trust.

12.2   The ownership and development of the golf facility shall be conducted as a joint venture between Kerzner and an agency to be nominated by the Government, on terms reasonably acceptable to the parties ("the JV Entity"). The Government agrees that it



shall lease such land, including any land to be reclaimed, to the JV Entity for a 99-year term, at a nominal rent and Kerzner shall contribute to the JV Entity capital of at least $15,000,000 for the remediation and development of the land (with the benefit of full HEA concessions).

12.3   The management and operation of the golf facility shall be subject to a management agreement between the JV Entity and Kerzner, or a qualified third party operator acceptable to the parties, on commercially reasonable terms.

12.4   It is agreed that the golf facility shall be accessible to guests of the Paradise Island Properties, guests of other resort properties on Paradise Island and New Providence, as well as the general public on terms to be agreed, including tee-time management policies and reasonably competitive green fees, taking into consideration the world-class nature of such facility and the capital expended thereon.

12.5   It is agreed that the only buildings to be constructed on Athol Island will be buildings in connection with the maintenance and operation of the golf course and facility, and, except for living accommodation for golf course staff or security (if deemed necessary), the development of Athol Island as contemplated by this Agreement shall not include the construction of private residences.

12.6   The parties agree that the development of Athol Island shall not affect the public's right to use its beaches.

13.   ENVIRONMENTAL INTEGRITY

Kerzner agrees as follows:

13.1   To commission and submit for the expeditious consideration of the BEST Commission an Environmental Impact Study or Studies ("EIS"), prepared by qualified consultants in connection with Phase III which studies shall be evaluated by the BEST Commission or any other relevant Government agencies.

13.2   To meet the reasonable protocols and requirements of the relevant Government agencies, including the Ministry of Agriculture, Fisheries and Local Government, the Ministry of Health and the BEST Commission in relation to all aspects of the development and operation of Phase III.

13.3   Give proper consideration to the concerns of the Bahamas National Trust.



13.4   To the extent reasonably requested by the BEST Commission, to pay the reasonable costs of a qualified consultant or consultants to assist the BEST Commission in evaluating the EIS and monitoring compliance with the protocols and requirements referred to in paragraph 13.2 hereof with respect to the Dolphin Experience and the development of the New Golf Course on Athol Island.

14.   SHARES AND COMMUNITY CONTRIBUTION PROGRAMME

Kerzner agrees as follows:

14.1   Kerzner shall make good faith efforts to make available 500,000 shares in Kerzner for subscription by residents of The Bahamas by the substantial completion of Phase III-B, subject to consultation with Kerzner's bankers and the Central Bank of The Bahamas, and feasibility under laws and regulations governing Kerzner and its shares, and taking into account relevant commercial considerations.

14.2   To contribute the sum of US$2,000,000 to benefit such community programmes in The Bahamas as shall be designated by the Government,

15.   ASSIGNMENT

Kerzner shall not assign its rights or obligations under this Agreement without the written consent of the Government, such consent not to be unreasonably withheld or delayed. This provision shall not apply to assignment by Kerzner to or between its wholly-owned or controlled entities, provided however that Kerzner shall notify the Government in writing within 14 days of any such assignment.

16.   FURTHER ASSURANCE

The parties to this Agreement will do all acts and things and sign and execute all documents and deeds requisite for the purpose of implementing the terms of this Agreement in such form and to such effect as the other party may reasonably require.

17.   MUTUAL WARRANTY AND ACKNOWLEDGMENT

17.1   Each of the parties warrants its power and authority to enter into these Heads of Agreement.

17.2   The parties hereto agree that they will work together in a spirit of mutual co-operation and good faith towards the timely completion of Phase III, and will co-operate with each other to allow reasonable monitoring of compliance with the terms of these Heads of Agreement, provided that such monitoring shall not place unreasonable burdens on either party or unreasonably hinder or delay the development of Phase III. During the development of Phase III, Kerzner agrees to provide reports to the Ministry of Finance, with copies to the Ministry of Financial Services and Investments and to the Secretary to the National Economic Council, summarizing the cumulative amount expended by Kerzner in the development of Phase III on a quarterly basis.

17.3   Notwithstanding anything to the contrary contained or referred to herein, the Government acknowledges that Kerzner shall at no time be treated upon terms, particular or general, any less favourable than those available to any other operators of resorts with at least 700 rooms that include a casino, located in New Providence or Paradise Island.

17.4   Either party, upon receipt of a specific request in writing from the other, shall provide such information as the requesting party shall reasonably require to enable such party to monitor compliance of the other with the relevant terms of this Agreement.

18.   SEVERANCE

If any provision of these Heads of Agreement is declared by any judicial or other competent authority to be void, voidable, illegal or otherwise unenforceable the parties shall amend that provision in such reasonable manner as achieves the intention of the parties without illegality or at the discretion of the parties the provision may be severed from these Heads of Agreement and the remaining provisions of these Heads of Agreement shall remain in full force and effect.

19.   FORCE MAJEURE

If for any reason outside the control of either party to this Agreement, including, without limitation, such events as war, industrial action, hurricanes, floods, Acts of God, terrorist activities, travel advisories affecting travel to The Bahamas, freight embargoes, civil commotion, or any significant adverse change in economic conditions or in the financial markets of the United States of America, or any significant decrease or disruption in airlift to The Bahamas any provision of this Agreement cannot be performed or fulfilled, then for the duration of such condition Kerzner shall be excused from so performing, and the incentives granted pursuant to this Agreement shall be extended for a reasonable period of time.

20.   HEADINGS

Headings contained in these Heads of Agreement are for reference purposes only and should not be incorporated into these Heads of Agreement and shall not be deemed to be any indication of the meaning of the paragraphs to which they relate.

21.   AMENDMENTS

Any amendment to these Heads of Agreement shall be in writing and executed by both parties.

22.   COUNTERPARTS

These Heads of Agreement may be executed in any number of counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute one and the same Heads of Agreement.

23.   PREVIOUS HEADS OF AGREEMENT

These Heads of Agreement hereby amend and restate the Prior Heads of Agreement, to the effect that the Prior Heads of Agreement shall be superceded by these Heads of Agreement, subject to the provisions of paragraph 3.6 hereof. For the avoidance of doubt, any written agreements emanating from the prior Heads of Agreement (such as agreements entered into under the HEA) shall remain in full force and effect in accordance with their respective terms.

24.   GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by the laws of the said Commonwealth of The Bahamas and in the event that any suit or legal action is commenced by either party, the other party agrees, consents and submits to the exclusive, jurisdiction of the courts of the said Commonwealth of The Bahamas.

[Signature page to follow]



THE GOVERNMENT OF THE
COMMONWEALTH OF THE BAHAMAS

By:

Name: WENDELL MATOR
Title: SECRETARY, NATIONAL
ECONOMIC COUNSEL

KERZNER INTERNATIONAL LIMITED

By:

Name: Solomon Kerzner
Title: Chairman and Chief Executive





Extract from 1995 Heads of Agreement

For the purposes of Paragraph 3.6:

3.1   Schedule:

    3.1.1   "Annual Licence Fee" of $100,000.00 per thousand square feet of floor space of the Casino;

    3.1.2   "Minimum Win Tax" of $4.3 million on gaming winnings up to $20 million;

    3.1.3   "Win Tax" of 12.5% of gaming win between $20 million and $120 million;

    3.1.4   "Win Tax" of 10.0% of gaming winnings in excess of $120 million.

3.2   From the period of 11 years from the said completion and opening of the Project[*], the Government will permit to be deducted from the sums payable under 3.1 above:

    3.2.1 $5 million from the amount of the Annual Licence Fee;

    3.2.2   45% of the annual gaming Win Tax in excess of $20 million but less than $120 million.

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[*] Date of completion of Phase II and opening of the Project – December 1998